UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS: Ronald S. Lauder I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	8,373,405
	6	SHARED VOTING POWER	193,934
	7	SOLE DISPOSITIVE POWER	101,381
	8	SHARED DISPOSITIVE POWER	8,465,958
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,567,339
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 2 of 9 pages

Item 1(a).	Name of Issuer

(a)	The name of the issuer is The Estée Lauder Companies Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

(b)	The address of the Issuer’s principal executive office is 767 Fifth Avenue, New York, New York 10153.

Item 2.
(a) - (c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

(a) - (c)
This report is being filed by Ronald S. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153  (the “Reporting Person”).  The Reporting Person is a citizen of the United States of America.

(d) - (e) Title of Class of Securities; CUSIP Number.

(d) - (e)	This report covers the Issuer’s Class A Common Stock, par value $.01 per share (the “Class A Common Stock”). The CUSIP number of the Class A Common Stock is 518439 10 4.

Item 3.	Not applicable

Item 4.	Ownership

(a)
At December 31, 2009 the Reporting Person beneficially owned 8,567,339 shares of Class A Common Stock as follows:  (i) 57,553 shares of Class A Common and 8,309,488 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) held directly by the Reporting Person; (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 40,220 shares of Class B Common Stock held indirectly as a co-trustee of The Estée Lauder 2002 Trust; (iv) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (v) 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation.  The Reporting Person disclaims beneficial ownership of: (i) 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (ii) 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (iii) 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.  The shares owned by The Jewish Renaissance Foundation are not covered by the Stockholders’ Agreement (as defined below).

Page 3 of 9 pages

At December 31, 2009, 8,272,024 shares of Class B Common Stock held directly by the Reporting Person are pledged to Morgan Guaranty Trust Company of New York (“Morgan”) as collateral for a credit facility.

(b)
Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 8,567,339 shares of Class A Common Stock, which would constitute 6.7% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 214,449 shares of Class A Common Stock and the 8,352,890 shares of Class B Common Stock for which the Reporting Person has voting power constitute 9.3% of the aggregate voting power of the Issuer.

(c)	(i)
The Reporting Person has sole voting power with respect to 8,373,405 shares of Class A Common Stock as follows:  (i) 57,553 shares of Class A Common Stock and 8,309,488 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

(ii)
The Reporting Person shares voting power with respect to 193,934 shares of Class A Common Stock as follows:  (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estée Lauder 2002 Trust, with respect to the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust; (ii) the Reporting Person shares voting power with respect to the 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (iii) the Reporting Person shares voting power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation.

(iii)
The Reporting Person has sole dispositive power with respect to 101,381 shares of Class A Common Stock as follows: (i) 57,553 shares of Class A Common Stock and 37,464 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 3,182 shares of Class A Common Stock and 3,182 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

(iv)
The Reporting Person shares dispositive power with respect to 8,465,958 shares of Class A Common Stock as follows:  (i) the Reporting Person shares dispositive power with Morgan with respect to the 8,272,024 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (ii) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estée Lauder 2002 Trust, with respect to 40,220 shares of Class B Common Stock

Page 4 of 9 pages

owned by The Estée Lauder 2002 Trust; (iii) the Reporting Person shares dispositive power with respect to the 36,457 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (iv) the Reporting Person shares dispositive power with respect to the 117,257 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,272,024 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility.  Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,182 shares of Class A Common Stock and the 3,182 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust.  Leonard A. Lauder, as a co-trustee and beneficiary of The Estée Lauder 2002 Trust, and Ira T. Wender, as a co-trustee of The Estée Lauder 2002 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 40,220 shares of Class B Common Stock owned by The Estée Lauder 2002 Trust.  The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 36,457 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.  The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 117,257 shares of Class A Common Stock owned by The Jewish Renaissance Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security BeingReported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in

Page 5 of 9 pages

the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Page 6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2010

By:	/s/Ronald S. Lauder
Name:	Ronald S. Lauder

Page 7 of 9 pages

EXHIBIT INDEX

Exhibit A – List of Parties to the Stockholders’ Agreement

Page 8 of 9 pages

EXHIBIT A

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust, and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Joel S. Ehrenkranz, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust

Page 9 of 9 pages